[DECHERT, LLP  LETTERHEAD]

April 5, 2012

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:

JF China Region Fund, Inc. (the “Fund”)

Preliminary Proxy Statement on Schedule 14A

SEC File Number: 811-06686

Dear Mr. Bartz:

This letter responds to comments you provided via telephone on March 30, 2012, with respect to the Fund’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  We have reproduced your comments below, followed by our responses.

Comment:

Will derivatives be included in “managed assets” for fee calculation purposes? If so, how will they be valued?  If derivatives will be included in the definition of “managed assets,” please revise your disclosure accordingly.

Response:

 “Managed assets” is defined in the Proxy Statement as “net assets plus the amount of any borrowings for investment purposes.”  We confirm that the Fund carries derivatives at marked-to-market value for purposes of calculating net asset value. We note that you indicated that the current definition of Managed Assets appears not to cover derivatives. Because the Fund’s calculations of net assets include derivatives as a matter of course within net assets, we don’t believe any modification of the definition of Managed Assets should be necessary for any use of derivatives that would fall under net assets. It is not the intention of the Fund’s Board of Directors to permit other types of investment leverage (e.g. the use of synthetic leverage via derivatives) at this time, so the use of “borrowing” within the definition of Managed Assets should be understood by its plain English meaning.

April 5, 2012

Comment :

Please add a pro forma fee table, which will include the estimated interest expense of borrowing 20% of net assets.

Response:

The future impact of interest expense on the Fund’s fees is unclear, but it is not the subject of this proxy statement. The Fund sought shareholder approval for borrowing last year. This proposal relates only to the investment advisor’s ability to receive compensation for such borrowing. Accordingly, we do not think there is a requirement under Item 22 to include a table regarding interest expense in this proxy statement.

We are concerned that providing the requested disclosure may not actually provide helpful data.  We note that the actual level of borrowing will drive the Fund’s actual costs going forward, and there can be no guarantee that the Fund will be able to obtain borrowing at any specific interest rate, if at all.  Further, Instruction A to Item 22(A) of Schedule 14A indicates that a description of the likely effect of a fee change is required in lieu of providing pro forma fee information if the fee would not have changed expenses in the last year “for any other reason would not be reflected in a pro forma fee table”.  Because the fee change discussed in this proxy statement is a revision to the definition of “net assets” and the Fund did not have borrowing last year, this change would not have had any impact on the Fund’s fee in the prior year. Accordingly, we included the following statement in accordance with Instruction A:

“If the amount of the Fund’s assets under management increases through borrowing for investment purposes, this will result in an increase in the amount of the fees payable by the Fund under the Investment Advisory Agreement. However, the net impact on fees would depend on the net increase in Fund assets that would result from such borrowing, which cannot be predicted. The Fund anticipates that it will begin to use investment leverage beginning in the second quarter of 2012.”

While pro forma fee tables must always include a mixture of both backward-looking data and hypothetical forward-looking conjecture—for example, the hypothetical outcome of a future possible merger using last year’s balance sheets, or the hypothetical impact of a newly introduced 12b-1 fee using last year’s net assets. But this situation is different because the historical information would itself have to be hypothetical (i.e., we would be required to assume that we borrowed a certain amount (20% per your suggestion) last year in order to calculate Managed Assets; we would have to assume that we signed a credit agreement with this year’s terms last year). Instruction A may have been drafted in recognition that pro forma information can itself be misleading if it depends on too much conjecture. In such situations, a narrative statement that expenses will increase in proportion to the amount of borrowing appears appropriate.  Our disclosure is also consistent with the position the staff has taken in past proxy statements (please see the definitive proxy statement of Aberdeen Asia-Pacific Income Fund, dated January 23, 2009).

April 5, 2012

Please do not hesitate to contact the undersigned at +852 3518-4738 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Karl Egbert

Karl Egbert